UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 10)

JDA Software Group, Inc.

(Name of Subject Company)

JDA Software Group, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

46612K108

(CUSIP Number of Class of Securities)

Hamish N. Brewer

President and Chief Executive Officer

JDA Software Group, Inc.

14400 North 87th Street

Scottsdale, Arizona 85260

(480) 308-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Steven D. Pidgeon, Esq.

DLA Piper LLP (US)

2525 East Camelback Road, Suite 1000

Phoenix, Arizona 85016

(480) 606-5124

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 10 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by JDA Software Group, Inc., a Delaware corporation (the “Company”), on November 15, 2012, and amended on November 15, 2012, November 21, 2012, November 23, 2012, November 29, 2012, November 30, 2012, December 3, 2012, December 7, 2012 and December 14, 2012. The Statement relates to the cash tender offer by RP Holding, L.L.C., a Delaware limited liability company, RP Crown Holding, LLC, a Delaware limited liability company, RP Crown Parent, LLC, a Delaware limited liability company, RP Crown Acquisition Sub, LLC, a Delaware limited liability company, New Mountain Partners III, L.P., a Delaware limited partnership, RedPrairie Holding, Inc., a Delaware corporation, and New Mountain Capital, L.L.C. (collectively, the “Offeror”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $45.00 per share, net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by the Offeror with the SEC on November 15, 2012, and amended on November 20, 2012, November 21, 2012, November 23, 2012, November 29, 2012, December 3, 2012, December 7, 2012, December 14, 2012 and December 21, 2012.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.	ADDITIONAL INFORMATION

Item 8, “Additional Information” is hereby amended and supplemented by inserting immediately before the subsection entitled “Forward-Looking Statements” the following new subsection:

“Final Results of the Offer and Completion of the Merger

The Offer and withdrawal rights expired at 11:59 p.m., New York City time, on December 20, 2012. American Stock Transfer & Trust Company, LLC (the “Depositary”) has advised that, as of 11:59 p.m., New York City time, on December 20, 2012, 39,515,631 Shares had been validly tendered and not properly withdrawn in the Offer (excluding shares subject to guaranteed delivery procedures). All Shares that were validly tendered into the Offer and not properly withdrawn have been accepted for payment by Purchaser. Purchaser also exercised its Top-Up Option to purchase additional Shares pursuant to Section 2.3 of the Merger Agreement on December 21, 2012, and the Company issued 3,707,293 Top-Up Shares to Purchaser, at a price of $45.00 per Share.

On December 21, 2012, Parent and Purchaser consummated the Merger as a “short-form” merger pursuant to the terms of the Merger Agreement and applicable Delaware law. Purchaser merged with and into the Company, with the Company surviving the Merger and continuing as a wholly owned direct subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company (including treasury shares), Parent or Purchaser (other than shares in trust accounts, managed accounts and the like), or by stockholders of the Company who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL) was converted into the right to receive the Offer Price per share, net to the seller in cash, without interest thereon and less any required withholding taxes. The Shares will be delisted from The NASDAQ Global Select Market, and will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the Securities and Exchange Commission on account of the Shares.”

ITEM 9.	EXHIBITS

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(X)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on December 21, 2012 (announcing the expiration of the Offer) (incorporated by reference to Exhibit 99.1 to the JDA Software Group, Inc. Current Report on Form 8-K filed with the SEC December 21, 2012).

(a)(5)(Y)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on December 21, 2012 (announcing consummation of the Merger) (incorporated by reference to Exhibit 99.2 to the JDA Software Group, Inc. Current Report on Form 8-K filed with the SEC December 21, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

JDA SOFTWARE GROUP, INC.

By:	/s/ Peter S. Hathaway
	Name:	Peter S. Hathaway
	Title:	Executive Vice President and Chief Financial Officer

Dated: December 21, 2012